                       Filed Pursuant to Rule 424(b)(3)
                          Registration No. 333-83705


                         Prospectus Supplement No. 4
           Dated March 2, 2000 (to Prospectus dated August 13, 1999)

                         SkyLynx Communications, Inc.


Redomestication

     On December 14, 1999, we changed our state of incorporation from Colorado to Delaware by completing a merger of SkyLynx Communications, Inc., a Colorado corporation, with and into SkyLynx Communications, Inc., a Delaware corporation. As a result of the redomestication, the Delaware corporation succeeded to all of the properties, assets and liabilities of the Colorado corporation and automatically assumed all of the Colorado corporation's reporting obligations under the Securities Exchange Act of 1934, as amended. On the date of the redomestication, all issued and outstanding shares of the Colorado corporation's common stock and preferred stock were converted automatically into an equal number of shares of the common stock and preferred stock of the Delaware corporation. In addition, all outstanding options, warrants and other stock purchase rights of the Colorado corporation became the obligation of the Delaware corporation without modification or interruption.

Recent Financings

     On November 15, 1999, we completed a bridge financing transaction in which we sold $1,950,000 aggregate principal amount of convertible promissory notes to 21 accredited investors in a private placement transaction.

     On February 2, 2000, we sold 5,500 shares of our series F convertible preferred stock to three accredited investors in a private placement transaction. We received aggregate gross proceeds of $5,500,000 from this transaction. In connection with this transaction, all of the convertible promissory notes sold in our November 15, 1999 bridge financing transaction, described above, automatically converted into 1,950 shares of our series F convertible preferred stock and warrants exercisable for a period of three years to purchase an aggregate of 749,666 shares of our common stock at an exercise price of $1.50 per share.

     Between February 11, 2000 and the date of this prospectus supplement, we sold an additional 7,511 shares of our series F convertible preferred stock to 60 accredited investors for an aggregate purchase price of $7,511,000.

     Each share of our series F convertible preferred stock is convertible voluntarily by the holder into 1,000 shares of our common stock, subject to certain adjustments. Unless sooner converted by their holders, all of the shares of our series F convertible preferred stock will automatically convert into shares of our common stock three years after the date of the first issuance of the series F convertible preferred stock, which date may be extended under some circumstances.

     Holders of the series F convertible preferred stock are not entitled to receive any dividends on the preferred stock.

     The outstanding shares of series F convertible preferred stock have a liquidation preference equal to $1,000 per share. The shares of series F convertible preferred stock are not entitled to demand, and we are not required or entitled to effect, the redemption of any shares of series F convertible preferred stock.

     Holders of series F convertible preferred stock are entitled to vote with the holders of shares of our common stock as a single class on all matters presented for a vote to our stockholders. Each holder of series F convertible preferred stock may cast one vote for each share of common stock into which the holder's shares of series F convertible preferred stock may be converted.

     In addition, the affirmative vote of 75% of the then outstanding shares of series F convertible preferred stock is required before we may take specified actions with respect to our liquidation, make specified changes to our certificate of incorporation or bylaws, or otherwise affect the rights of the series F holders or take other actions described in the certificate of designation for the series F convertible preferred stock.

     We have granted registration rights to the holders of the series F convertible preferred stock under a registration rights agreement with these holders. The registration rights agreement requires us to prepare and file, within 60 days of the first issuance of series F convertible preferred stock, a registration statement so as to permit the public offering and resale of the shares of common stock issuable upon a conversion of the series F convertible preferred stock. The registration rights agreement also requires us to cause the registration statement to become effective within 120 days of the first issuance of series F convertible preferred stock, and to keep the registration statement effective until all of the common stock registered under the registration statement is sold or is able to be sold under exemptions from the registration requirements of the securities laws.

Recent Litigation Developments

In re Cable Corporation of America d/b/a Paradise Cable (United States Bankruptcy Court, Middle District of Florida, Tampa Division).

     On May 12, 1999, the United States Bankruptcy Court for the Middle District of Florida entered an order confirming a plan of reorganization involving Cable Corporation of America, which does business under the name Paradise Cable Corporation. The plan of reorganization provided for the transfer to us of substantially all of Cable Corporation's assets, including wireless cable licenses issued by the Federal Communications Commission (FCC) to a subsidiary of Cable Corporation. The consideration we will pay in this transaction will be 220,000 shares of our common stock and our assumption of approximately $891,000 of indebtedness Cable Corporation currently owes to the FCC. On June 3, 1999, the effective date of the plan of reorganization, we delivered 120,000 shares of our common stock to the disbursing agent in the bankruptcy.

     On October 8, 1999, E. Paul Hansen, the former chairman of the board of Cable Corporation and a creditor in the bankruptcy proceeding, filed a complaint in the United States Bankruptcy Court for the Middle District of Florida, seeking to revoke the confirmation order. The complaint alleged that we failed to disclose material facts during the bankruptcy and reorganization process, and that this failure was an intentional omission that constituted fraud on the court.

     In response to Mr. Hansen's complaint, we filed a motion for summary judgment with the bankruptcy court on October 15, 1999, asserting that there were no issues of material fact in the proceeding, and that we were entitled to judgment as a matter of law. On January 7, 2000, the bankruptcy court granted our motion for summary judgment on all issues, and ruled that we were entitled to recover any costs incurred in the action from Mr. Hansen. Mr. Hansen has appealed the bankruptcy court's ruling to the United States District Court for the Middle District of Florida. The appeal is still pending.

     On February 16, 2000, Morse, Berman & Gomez, P.A., the disbursing agent in the bankruptcy proceeding, filed a complaint with the United States Bankruptcy Court for the Middle District of Florida seeking a declaration that we are in breach of the terms of the bankruptcy plan and the confirmation order for failing to timely pay a portion of the consideration for the Cable Corporation assets. In the complaint, the disbursing agent seeks damages and rescission of the transactions already consummated under the bankruptcy plan. We believe this complaint is without legal merit and intend to defend it vigorously.

Investment Management of America, Inc. v. SkyLynx Communications, Inc. (Circuit Court in and for Sarasota County, Florida, Case No. 9915657 CA).

     On November 29, 1999, Investment Management of America Inc. filed suit against us in the Sarasota County Circuit Court, alleging that we had breached a purported agreement for services to be rendered by Investment Management. The complaint demanded that we issue 300,000 shares of our common stock to Investment Management pursuant to the purported agreement. On December 30, 1999, we filed an answer to Investment Management's complaint, denying all of Investment Management's claims and asserting affirmative defenses, including the lack of an enforceable agreement between the parties. On January 11, 2000, Investment Management filed a reply to our answer, which denied our affirmative defenses. We have begun discovery in this case and intend to defend it vigorously.

     SkyLynx Communications, Inc. v. Network System Technologies, Inc. and Eduardo Moura (United States District Court, Middle District of Florida, Tampa Division) and Network System Technologies, Inc. v. SkyLynx Communications, Inc. et al. (Superior Court for the State of California in and for Santa Clara County).

     In January 2000, we entered into a settlement agreement with Network System Technologies, Inc. and Eduardo Moura, Network System's founder and chief executive officer with respect to the two cases listed above. Network System is a beneficial holder of more than 5% of our common stock. In the settlement agreement, all of the parties to the two cases agreed to dismiss all claims against each other, and to mutually release each other from any further liability in connection with the subject matter of the suits. In addition, we agreed to purchase all rights and title to two Internet domain names from Network System.

Recent Acquisitions

     Alternate Access, Inc.

     On February 11, 2000, we completed the acquisition of Alternate Access, Inc., an Internet service provider operating in the Seattle, Washington area serving approximately 7,000 customers. The aggregate purchase price for this acquisition was approximately $4.1 million, consisting of $1.95 million in cash and 684,431 shares of our common stock. We entered into a consulting agreement with the founder of Alternate Access under which he will provide services to us until May 11, 2000.

     PDGT.COM, Inc.

     In connection with our acquisition of Alternate Access, Inc., we entered into an agreement to purchase 30% of the outstanding capital stock of PDGT.COM, INC., a provider of advanced telecommunications services to Internet services providers located in Seattle. The owner of PDGT.COM, INC. is the former owner of Alternate Access, Inc. The aggregate purchase price for this transaction will be $1,150,000 in cash. On February 11, 2000, we purchased approximately 21.8% of PDGT's outstanding capital stock for $750,000 in cash. The closing of our purchase of the remaining 8.2% of PDGT's common stock is subject to certain conditions, including PDGT's attainment of prescribed revenue levels, and is expected to close within the next twelve months.





            The date of this Prospectus Supplement is March 2, 2000